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                                                                     EXHIBIT 2.8

                              MATHERS FUND, INC.

                             AMENDMENT TO AMENDED
                             AND RESTATED BY-LAWS

    FURTHER RESOLVED, that ARTICLE III, Sections 6 and 8, of the Amended and Restated By-laws of the corporation be, and they hereby are, amended to read in their entirety as follows:

     Section 6. Vice Presidents. The vice president, or, if there be more than one, the vice presidents in the order determined by the board of directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president, and shall have such other duties and powers as the board may from time to time prescribe or the president delegate. One vice president shall be designated as the principal financial and accounting officer of the corporation. He shall be responsible for the custody and supervision of the corporation's books of account and subsidiary accounting records.

     Section 8. Treasurer and Assistant Treasurers. The Treasurer shall have such duties and powers as are incident to his office or as the board of directors may from time to time prescribe. The assistant treasurer, if any, or if there be more than one, the assistant treasurers in the order determined by the board of directors, shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer, and shall have such other duties and powers as the board may from time to time prescribe or the treasurer delegate.

         FURTHER RESOLVED, that ARTICLE III, Section 9 of the Amended and Restated By-laws of the corporation be, and it hereby is, deleted in its entirety.

                                                          Adopted April 14, 1997